Exhibit 99.1

GH Research Announces Appointment of Dr. Velichka “Villy” Valcheva to Chief Executive Officer

DUBLIN, Ireland, September 03, 2024 - GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders, today announced the promotion of Dr. Velichka “Villy“ Valcheva, MD, MSc. to Chief Executive Officer of the Company. Dr. Valcheva succeeds PD Dr. med. Theis Terwey, co-founder of GH Research.

Dr. Valcheva has more than 20 years of experience in various leadership roles in the pharmaceutical and biotech industries. Dr. Valcheva joined the company in August 2023 and has served as the Company’s Chief Medical Officer since February 2024 having leadership responsibility, among other things, for the execution of the Company’s clinical development programs. She joined us from Albireo, where, in her position as VP and Head of Medical Affairs International, she played a pivotal role in the company’s late-stage development, scientific communication, regulatory approvals by the U.S. Food and Drug Administration and EMA as well as gaining market access in multiple markets of the rare disease medicine Bylvay. Dr. Valcheva holds a Masters in Pharmaceutical Medicine from Trinity College Dublin, Ireland as well as a Dr. Med. from University of Medicine – Plovdiv, Bulgaria.

Florian Schönharting, Chairman of the Board of Directors, GH Research, said: “We are very pleased to promote Dr. Valcheva to Chief Executive Officer. As Chief Medical Officer, she has proven her operating and execution skills, and she has the experience base and track record to lead GH Research through its next stage of development to achieve our goal of providing effective therapies for patients suffering from depression. I would also like to thank Theis for his dedication, passionate commitment and scientific rigor applied to our mission since we founded the Company together.”

Dr. Valcheva, Chief Executive Officer, GH Research, added: “Since joining GH Research last year, I have worked tirelessly to realize the potential of our product candidates to help patients with depression. As we’re screening the remaining patients for our phase 2b trial in treatment-resistant depression, we’re on track for completion of enrolment in September this year. Additionally, our phase 1 healthy volunteer study using our proprietary device is now actively enrolling in the UK. I’m excited to lead the company through the next phase of development. The foundation that Theis has laid will always be a part of GH Research.”

“Taking part in the founding of GH Research and leading it in its mission has been a great honor for me and I look forward to seeing the company continue to advance its cause,” said departing CEO, Dr. Terwey.

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. GH Research PLC's initial focus is on developing its novel and proprietary mebufotenin (5-MeO-DMT) therapies for the treatment of patients with treatment-resistant depression (TRD).

GH Research PLC's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission for the year ended December 31, 2023 is available at www.ghres.com and shareholders may receive a hard copy free of charge upon request.

Forward-Looking Statements

This press release contains statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, medical devices required to deliver these product candidates, research pipeline, ongoing and currently planned preclinical studies and clinical trials, regulatory submissions and approvals and their effects on our business strategy, including our plans and expectations related to addressing the clinical hold on the GH001 IND, research and development costs, cash runway, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Relations:
Julie Ryan
GH Research PLC
investors@ghres.com